Northern Dynasty retains senior US political and scientific representatives
Experts testify on EPA’s draft Bristol Bay Watershed Assessment report

August 7, 2012, Vancouver, BC – On behalf of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE MKT: NAK) and its shareholders, prominent Washington DC-based regulatory lawyer Thomas Collier and National Academy of Engineering member Dr. Michael Kavanaugh delivered testimony today in Anchorage, Alaska to the external peer review panel that is evaluating the US Environmental Protection Agency’s (EPA) draft Bristol Bay Watershed Assessment (BBWA) report.

Collier, retained as counsel to Northern Dynasty, has extensive experience managing major scientific studies on complex environmental and policy issues for the United States government under the Clinton Administration. He served as both Chief of Staff and Chief Operating Officer of the Department of Interior. In direct and hard-hitting testimony, Collier outlined the inappropriate timing and rushed nature of the draft BBWA report.

“At Interior, I supervised extensive scientific reviews similar to this watershed assessment,” Collier said. “All of those science-based reviews withstood fierce attacks in the court. But, I must tell you, during my days at Interior, I would not have let this assessment out the door.

Calling the draft BBWA report deeply flawed, Collier said EPA should suspend the watershed assessment process until the Pebble Limited Partnership (“Pebble Partnership” or “PLP”) completes a proposed development plan for the Pebble Project and applies for federal and state permits under the National Environmental Policy Act (NEPA).

“I see no policy reasons or scientific basis for beginning this study without an important prerequisite – a mine plan – and for rushing it to conclusion. I do see, however, a possible political explanation. Could EPA be rushing to complete an assessment that could be used as a basis for a 404c veto of Pebble in the event President Obama is not re-elected and a new Administration takes office?”

Dr. Michael Kavanaugh is a registered professional engineer with 38 years of experience in water quality and groundwater restoration, including projects in Alaska. In 1998, he was elected to the National Academy of Engineering, where he currently serves on the Academy’s Report Review Committee, which oversees more than 200 peer review processes for National Academy studies each year.

Having completed an independent review of the draft BBWA report, Kavanaugh found the EPA study fails to meet the federal agency’s own guidelines for ecological risk assessments or even generally accepted quality standards for scientific and technical studies. Kavanaugh also said the “hypothetical mine scenario” evaluated by EPA within its watershed study could never be permitted under existing federal and state laws.

“By failing to consider modern engineered mitigation methods that would be required for an acceptable permit application, the report presents a biased and inaccurate assessment of the potential impacts of the Pebble Project. Some examples of our findings include:

  erroneous assumptions based on literature data not relevant to a modern mining scenario, such as culvert failure statistics developed from culverts that were never permitted in the first place;

  inaccurate calculations that significantly overestimate consequences of those hypothetical system failures, such as using inappropriate geometry in a dam breach analysis, that over predicts velocity and distance of sediment transport; and

  general lack of any attention to mitigation measures for all engineered systems which would be designed with appropriate safety factors, be accepted by regulators, and be designed to minimize the consequences of unlikely failure events, such as placing pipeline shutoff valves immediately before stream crossings instead of 14 km away, thereby limiting the amount of material that would escape if there were a failure.”

Sean Magee, Northern Dynasty’s Vice President of Public Affairs, also offered testimony, summarizing the 635-page critique of the draft BBWA report that Northern Dynasty submitted last month. Magee called upon peer reviewers to demand that EPA slow down the watershed assessment process, and complete a thorough and comprehensive study after the Pebble Partnership has completed its studies and filed for federal and state permits under NEPA.

“Our investors, some three-quarters of whom are American, have invested significantly in Northern Dynasty because they believe in responsible resource development in the United States,” Magee said. “They believe the US is a stable and fair jurisdiction in which to invest, and that the United States should develop her mineral resources to build the US economy and to provide domestic sources of strategic minerals – like copper.

“Our investors also know that mineral development is a speculative business and that the money they invest in a company like Northern Dynasty doesn’t necessarily mean that a project like Pebble will ultimately be built. But they do expect that the $500 million invested in good faith in geological, engineering, environmental and socioeconomic studies will ultimately be reviewed through a comprehensive federal and state permitting process under NEPA.”

Magee noted that the Pebble Project is the most important undeveloped mineral resource in the United States, and that the lands surrounding Pebble are acknowledged by the US Geological Survey as the most extensively mineralized area in the world.

“The Pebble Project and the Pebble lands represent too important a resource for the region, the state and the nation to have their fate decided by a premature, rushed and scientifically flawed study.”

To view the complete text from testimonies offered on behalf of Northern Dynasty at today’s hearing, or the critique of the draft Bristol Bay Watershed Assessment report, visit our website at www.northerndynasty.com.

About the Pebble Project

The Pebble Project is an initiative of PLP to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine. The project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing being provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in over 600 sq. miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Project. The Pebble Project is an advanced-stage initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socioeconomic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.